Auxilio, Inc.
26300 La Alameda Suite 100
Mission Viejo, CA 92691

February 16, 2011

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.20549

Re:	Auxilio, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 31, 2010 File No. 000-27507

Ladies and Gentlemen:

Auxilio, Inc. (“Auxilio”), in connection with its filing of the above items, and per telephone discussion with Yong Kim, SEC Staff Accountant on February 10, 2011, is providing additional information requested.

Form 10-K for the Fiscal Year Ended December 31, 2009

Financial Statements, page F-l

Note (1) Summary of Significant Accounting Policies. Page F-7

Revenue Recognition. Page F-8

As a follow-up to our discussion regarding multiple element arrangements, we were asked to assess the difference between reporting revenue using the multiple element arrangement compared to reporting the transactions as though there was no multiple element arrangement. The following is summary comparison:

Year Ended	December 31, 2009	December 31, 2010

Equipment revenues as reported under a multiple element arrangement	$803,371	$747,164

Equipment revenues if reported as separate transactions (not a multiple element arrangement)	$803,371	$747,164

Total revenues as reported	$15,982,456	$15,407,552

Deferred revenue balance	$308,692	$191,156

As can be surmised from the above, there were no equipment sales in 2009 or 2010 that resulted in a deferral of revenue using the residual method under a multiple element arrangement. Transactions that did result in a deferral of revenue occurred between 2005 through 2008. The amount of revenue from prior year’s deferrals totaled $117,536 in 2010 and $137,786 in 2009. This represents 0.8% and 0.9% of total revenues in those years respectively.

We believe that the transactions should properly be recorded as multiple element arrangements;  however the above summary leads us to the conclusion that the difference in methods is not material to the financial statements taken as a whole in 2009 or 2010.

The Company acknowledges the following:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss these responses with us, please do not hesitate to call me at (949) 614-0700.

Sincerely,

/s/ Paul T. Anthony
Paul T. Anthony, Chief Financial Officer